Exhibit 99.3

Press Release

AC Immune Reports Q2 2020 Financial Results and Provides Business Update

▪	Substantial progress achieved across three anti-Tau clinical development programs; all clinical and preclinical programs remain on track to generate value in the second half of 2020

▪	Top line Phase 2 data expected in the second half of 2020 for anti-Tau antibody semorinemab

▪	CHF 262.5 million in cash ensures operations are fully financed through Q1 2024

▪	Michael J. Fox Foundation (MJFF) award of USD 3.2 million (CHF 3.1 million) to support our alpha-synuclein positron emission tomography-(PET) tracer program for Parkinson’s disease (PD) diagnostics

Lausanne, Switzerland, August 5, 2020 – AC Immune SA (NASDAQ: ACIU), a Swiss-based, clinical-stage biopharmaceutical company with a broad pipeline focused on neurodegenerative diseases, today announced financial results for the Q2 2020 and provided a business update. The Company ended the second quarter with CHF 262.5 million in cash, which ensures operations are fully financed through Q1 2024 with the potential to achieve multiple clinical milestones and create substantial value inflection.

Prof. Andrea Pfeifer, CEO of AC Immune SA, commented: “AC Immune has delivered outstanding pipeline progress in Q2 2020, having achieved meaningful milestones across all three of our anti-Tau therapeutic programs including initiation of the second highest dosing group in our Phase 1b/2a clinical trial evaluating ACI-35.030, our vaccine candidate for the treatment of Alzheimer’s disease (AD). In addition, we are proud to report that all of our programs continue to advance on schedule and additional substantial clinical data readouts continue to be anticipated in the second half of 2020, including top line Phase 2 data for our anti-Tau antibody semorinemab, from our partner Genentech, a member of the Roche group.

“This strong clinical execution is mirrored by the productivity of our SupraAntigenTM and MorphomerTM discovery platforms, which continue to enable us to advance additional novel candidates against high value therapeutic targets, such as TDP-43, alpha-synuclein, and neuroinflammation. To achieve multiple clinical and preclinical therapeutic and diagnostic milestones in the first half of this year as planned – during the global pandemic – is truly exceptional and it shines a light on the diligence and dedication of our team and collaborators as well as the cutting-edge science fueling our pipeline.

“We continue to maintain our strong cash position as we advance our development pipeline and we are well positioned to capture additional value from the new projects out of the SupraAntigenTM and MorphomerTM platforms, as we are already doing with our partnered programs. Complementing our achievements this quarter, results published in JAMA Neurology provide important clinical

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validation of the unique diagnostic potential of our Tau-PET tracer PI-2620, which is being developed in collaboration with Life Molecular Imaging, for patients with progressive supranuclear palsy (PSP). We are especially proud that our alpha-synuclein-PET tracer program was awarded USD 3.2 million by the MJFF Ken Griffin Alpha-synuclein Imaging Competition. This tracer program is recognized as the most advanced in the field and could deliver the world’s first imaging agent capable of accurately detecting and monitoring progression of PD.”

Q2 2020 Research & Development Highlights:

▪	Initiation of investigational new drug (IND)-enabling studies for the Company’s first-in-class therapeutic antibody targeting TDP-43. The anti-TDP-43 antibody is the first therapeutic candidate shown to mitigate TDP-43 neuropathology in vivo and the Company plans to develop the antibody for the treatment of NeuroOrphan indications

▪	AC Immune is one of three winners sharing USD 10 million through The Michael J. Fox Foundation Ken Griffin Alpha-synuclein Imaging Competition. The funding will support the nonclinical and clinical investigation of the Company’s alpha-synuclein-PET tracers, which are the most advanced in the field and could deliver the world’s first imaging agent capable of accurately detecting and monitoring progression of PD

▪	New data presented at the Alzheimer’s Association International Conference (AAIC) on the next generation alpha-synuclein-PET tracer shows enhanced contrast and alpha-synuclein target specificity, putting AC Immune’s tracer in a strong position to become a first-in-class precision diagnostic tool for PD. AC Immune anticipates advancing its lead compound toward clinical stage development in Q4 2020

▪	Announced the initiation of the second highest dosing group in the Company’s Phase 1b/2a clinical trial evaluating ACI-35.030. The vaccine candidate, which is being developed in collaboration with Janssen Pharmaceuticals, Inc., is the first clinical candidate designed to generate a specific antibody response against pathological phospho-Tau (pTau) proteins in the brain. The decision to advance to the higher dosing group follows encouraging interim safety, tolerability and immunogenicity results from the initial dosing group

▪	Results of an observational clinical study published in JAMA Neurology showed that PI-2620, an investigational Tau-PET tracer, can facilitate an earlier and more reliable diagnosis of PSP

▪	Presented the cutting-edge science behind AC Immune’s therapeutic and diagnostic programs in TDP-43 and alpha-synuclein, which are amongst the most comprehensive in the field, to investors at the UBS Virtual Healthcare Conference. Both targets are considered to be major pathologies in neurodegenerative diseases and are increasingly thought to be important co-pathologies in AD and PD

Update on Covid-19

The Swiss Government’s management of Covid-19 has allowed businesses to be able to return to near normal working practices, with all AC Immune staff now back on site in Lausanne. AC Immune remains in continuous contact with its partners and other important stakeholders, including the Swiss government, trial investigators and contractors, and at this stage the Company is not modifying guidance with respect to the multiple clinical and preclinical data readouts anticipated

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this year. AC Immune will continue to keep the market apprised of any new developments or information that may impact clinical timelines.

Analysis of Financial Statements for the Three and Six Months Ended June 30, 2020

▪ Revenues: Revenues for the three and six months ended June 30, 2020 totaled CHF 1.3 million and CHF 13.7 million, respectively. This represents a decrease of CHF 0.2 million and CHF 62.9 million over the comparable periods in 2019. The decrease for the three months ended June 30, 2020 relates to a decrease of CHF 0.6 million in our collaboration with Janssen and other partners offset by a CHF 0.4 million increase with Eli Lilly and Company. The decrease for the six months ended June 30, 2020 predominantly relates to CHF 74.3 million recognized in the prior period associated with our license agreement with Lilly offset by a recognition of a CHF 10 million milestone payment and CHF 2.9 million for research and development activities performed in the current period
▪

R&D Expenditures: For the three and six months ended June 30, 2020, R&D expenses increased by CHF 0.1 million (+1%) and CHF 3.7 million (+15%) to CHF 12.9 million and CHF 28 million, respectively. For R&D expenses directly allocated to R&D programs, the Company increased investments in its non-AD programs predominantly led by increases in ACI-24 in Down syndrome related to scaling up activities for a Phase 2 clinical study. For AD, the Company’s expenditures for ACI-24 in AD decreased due to the advanced status of the second generation vaccine technology

Additionally, personnel costs in R&D increased by CHF 0.7 million and CHF 1.3 million through an increase in total 15 FTEs for the three and six months ended June 30, 2020, respectively. The remaining increases of CHF 0.3 million and CHF 0.9 million relate to an increase in regulatory and quality assurance and other unallocated research and development costs

▪	G&A Expenses: For the three and six months ended June 30, 2020, G&A increased CHF 0.6 million (+16%) and CHF 1.8 million (+26%) to CHF 4.2 million and CHF 8.7 million, respectively. Increases were driven by an addition of seven FTEs as well as an increase in administrative and depreciation expenses
▪	IFRS (Loss)/Income for the period: The Company incurred net loss after taxes of CHF 15.7 million and CHF 23.4 million for the three and six months ended June 30, 2020, respectively, compared with a net loss of CHF 16.9 million and net income of CHF 46.7 million for the comparable periods in 2019, predominantly as a result of the CHF 74.3 million of revenues recognized from our Lilly collaboration in 2019
▪

Cash Position: The Company had a total cash balance of CHF 262.5 million, comprised of CHF 177.5 million in cash and cash equivalents and CHF 85 million in short-term financial assets. This compares to a total cash balance of CHF 288.6 million as of December 31, 2019. This decrease of CHF 26.1 million is principally due to the factors noted above in the income statement which resulted in a CHF 23.4 million net loss for the period and changes in our working capital. Further details are available in our Statements of Cash Flows on the accompanying Form 6-K

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About AC Immune SA

AC Immune SA is a Nasdaq-listed clinical-stage biopharmaceutical company, which aims to become a global leader in precision medicine for neurodegenerative diseases. The Company utilizes two proprietary platforms, SupraAntigenTM and MorphomerTM, to design, discover and develop small molecule and biological therapeutics as well as diagnostic products intended to diagnose, prevent and modify neurodegenerative diseases caused by misfolding proteins. The Company's pipeline features nine therapeutic and three diagnostic product candidates, with six currently in clinical trials. It has collaborations with major pharmaceutical companies including Genentech, a member of the Roche group, Eli Lilly and Company, and Janssen Pharmaceuticals.

For further information, please contact:

Head of Investor Relations Joshua Drumm, Ph.D. AC Immune Phone: +1 917 809 0814 Email: joshua.drumm@acimmune.com	US Media Katie Gallagher LaVoieHealthScience Phone: +1 617 792 3937 Email: kgallagher@lavoiehealthscience.com

Global Head of Communications Judith Moore AC Immune Phone: +41 79 826 63 82 Email: judith.moore@acimmune.com	European Investors & Media Chris Maggos LifeSci Advisors Phone: +41 79 367 6254 Email: chris@lifesciadvisors.com

Forward looking statements

This press release contains statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements other than historical fact and may include statements that address future operating, financial or business performance or AC Immune’s strategies or expectations. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “outlook” or “continue,” and other comparable terminology. Forward-looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include those described under the captions “Item 3. Key Information – Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in AC Immune’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission. These include: the impact of Covid-19 on our business, suppliers, patients and employees and any other impact of Covid-19. Forward-looking statements speak only as of the date they are made, and AC Immune does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law. All forward-looking statements are qualified in their entirety by this cautionary statement.

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Balance Sheets

(in CHF thousands)

	As of June 30, 2020	As of December 31, 2019
ASSETS
Non-current assets
Property, plant and equipment	3,770	3,917
Right-of-use assets	2,040	2,255
Long-term financial assets	304	304
Total non-current assets	6,114	6,476

Current assets
Prepaid expenses	3,689	2,788
Accrued income	424	1,095
Other current receivables	567	304
Short-term financial assets	85,000	95,000
Cash and cash equivalents	177,464	193,587
Total current assets	267,144	292,774
Total assets	273,258	299,250

SHAREHOLDERS’ EQUITY AND LIABILITIES

Shareholders’ equity
Share capital	1,438	1,437
Share premium	346,634	346,526
Accumulated losses	(97,210)	(75,521)
Total shareholders’ equity	250,862	272,442

Non-current liabilities
Long-term lease liabilities	1,602	1,813
Net employee defined benefit liabilities	7,847	7,485
Total non-current liabilities	9,449	9,298

Current liabilities
Trade and other payables	1,442	142
Accrued expenses	9,339	11,797
Short-term deferred income	1,407	4,477
Short-term financing obligation	321	652
Short-term lease liabilities	438	442
Total current liabilities	12,947	17,510
Total liabilities	22,396	26,808
Total shareholders’ equity and liabilities	273,258	299,250

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Statements of Income/(Loss)

(in CHF thousands except for share and per share data)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2020	2019	2020	2019
Revenue
Contract revenue	1,278	1,511	13,689	76,553
Total revenue	1,278	1,511	13,689	76,553

Operating expenses
Research & development expenses	(12,809)	(12,700)	(28,018)	(24,293)
General & administrative expenses	(4,156)	(3,585)	(8,660)	(6,879)
Total operating expenses	(16,965)	(16,285)	(36,678)	(31,172)
Operating income/(loss)	(15,687)	(14,774)	(22,989)	45,381

Finance expense, net	(13)	(1,732)	(405)	(1,812)
Change in fair value of conversion feature	—	36	—	4,542
Interest income	17	75	78	164
Interest expense	(55)	(504)	(109)	(1,601)
Finance result, net	(51)	(2,125)	(436)	1,293

Income/(loss) before tax	(15,738)	(16,899)	(23,425)	46,674
Income tax expense	—	—	—	—
Income/(loss) for the period	(15,738)	(16,899)	(23,425)	46,674

Earnings/(loss) per share (EPS):
Basic income/(loss) for the period attributable to equity holders	(0.22)	(0.24)	(0.33)	0.67
Diluted income/(loss) for the period attributable to equity holders	(0.22)	(0.24)	(0.33)	0.67

Statements of Comprehensive Income/(Loss)	For the Three Months ended June 30,		For the Six Months ended June 30,
(in CHF thousands)	2020	2019	2020	2019

Income/(loss) for the period	(15,738)	(16,899)	(23,425)	46,674
Other comprehensive income/(loss) not to be reclassified to income or loss in subsequent periods (net of tax):
Re-measurement losses on defined benefit plans	—	—	—	—
Total comprehensive income/(loss), net of tax	(15,738)	(16,899)	(23,425)	46,674

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Reconciliation of Income/(Loss) to Adjusted Income/(Loss) and
Earnings/(Loss) Per Share to Adjusted Earnings/(Loss) Per Share

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2020	2019	2020	2019
	(in CHF thousands except for share and per share data)
Income/(Loss)	(15,738)	(16,899)	(23,425)	46,674
Adjustments:
Non-cash share-based payments (a)	995	561	1,847	1,146
Foreign currency losses (b)	43	513	498	558
Effective interest expense (c)	—	364	—	1,355
Change in fair value of conversion feature (d)	—	(36)	—	(4,542)
Adjusted Income/(Loss)	(14,700)	(15,497)	(21,080)	45,191

Earnings/(Loss) per share – basic	(0.22)	(0.24)	(0.33)	0.67
Earnings/(Loss) per share – diluted	(0.22)	(0.24)	(0.33)	0.67
Adjustment to earnings/(loss) per share – basic	0.02	0.02	0.04	(0.02)
Adjustment to earnings/(loss) per share – diluted	0.02	0.02	0.04	(0.02)
Adjusted earnings/(loss) per share – basic	(0.20)	(0.22)	(0.29)	0.65
Adjusted earnings/(loss) per share – diluted	(0.20)	(0.22)	(0.29)	0.65
Weighted-average number of shares outstanding Adjusted earnings/(loss)–basic	71,875,102	70,764,091	71,869,658	69,351,363
Weighted-average number of shares outstanding Adjusted earnings/(loss)–diluted	71,875,102	70,764,091	71,869,658	69,845,858

(a)	Reflects non-cash expenses associated with share-based compensation for equity awards issued to Directors, Management and employees of the Company. This expense reflects the awards’ fair value recognized for the portion of the equity award which is vesting over the period.

(b)	Reflects foreign currency remeasurement gains and losses for the period, predominantly impacted by the change in the exchange rate between the US Dollar and the Swiss Franc.

(c)	Effective interest expense for the period relates to the accretion of the Company’s convertible loan in accordance with the effective interest method.

(d)	Change in fair value of conversion feature that is bifurcated from the convertible loan host debt with Lilly.

Adjustments for the three and six months ended June 30, 2020, adjustments were CHF 1.0 million and CHF 2.3 million in net losses compared with a decrease to net loss and net income of CHF 1.4 million and CHF 1.5 million for the comparable periods in 2019, respectively. The Company recorded CHF 1.0 million and CHF 1.8 million for the three and six months, respectively, for share-based compensation expenses. There were foreign currency remeasurement losses of less than CHF 0.1 million and CHF 0.5 million, respectively, predominantly related to the movement in our forward contract settled in Q2. For the three and six months ended June 30, 2019, the Company recorded CHF 0.4 million and CHF 1.4 million for amortization of effective interest and recognized less than CHF 0.1 million and a CHF 4.5 million gain for the change in fair value of the liability related to the conversion feature. These were not repeated in the current periods.

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